October 9, 2009
Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Quest Energy Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed June 16, 2009
Form 10-Q for Fiscal Quarters Ended March 31 and June 30, 2009
Filed August 17, 2009 and August 18, 2009
Response Letter Dated March 24, 2009
File No. 1-33787
Dear Mr. Schwall:
     On behalf of Quest Energy Partners, L.P. (the “Company”), set forth below are responses to the Securities and Exchange Commission’s comment letter dated September 22, 2009 with respect to the Form 10-K for the Fiscal Year Ended December 31, 2008 and the Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009 (the “Comment Letter”). The paragraph numbers below correspond to those in the Comment Letter. We believe you aware of the fact that we filed a Form 10-K/A on July 29, 2009; however, none of the matters addressed in the Comment Letter were impacted by the amendment.
Form 10-K for the Fiscal Year Ended December 31, 2008
General
1.	We direct your attention to Item 601(b)(10) of Regulation S-K. Please confirm that all material contracts have been filed. We note, in particular, that it does not appear that the agreements with your customers from whom you derive 10 percent or more of your net oil and natural gas revenues referenced on pages 25, have been filed. If you do not believe that such contracts fall within the purview of Item 601(b)(10), please explain why.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
October 9, 2009

Response:
We confirm that all material contracts have been filed.
With respect to the specific contracts referred to in your comment, we considered the requirements of Item 601(b)(10) of Regulation S-K and, for the reasons set forth below, do not believe filing those contracts as exhibits is required.
Item 601(b)(10)(i) requires a registrant to file as an exhibit to its periodic reports filed pursuant to the Securities Exchange Act of 1934 (“SEC Reports”) every contract that was not made in the ordinary course of business which is material to the registrant. The contracts referred to in the Comment Letter were entered into in the ordinary course of the Company’s business. As a result, none of the contracts is required to be filed under Item 601(b)(10)(i).
Item 601(b)(10)(ii) instructs that, if a contract is such that it ordinarily accompanies the type of business conducted by the registrant and its subsidiaries, such contract will be deemed to have been made in the ordinary course of business and need not be filed as an exhibit to the registrant’s SEC Reports unless it falls within one of four categories. We considered each of these categories and concluded as follows:
(A)	The contracts were not entered into with any person listed in Item 601(b)(10)(ii)(A).

(B)	We do not believe these are contracts upon which the Company is substantially dependent since the contracts are (1) for a commodity for which there are numerous potential customers; (2) based on market rates; (3) cancellable upon 30 days’ notice by either party; and (4) with parties that are, in the Company’s opinion, relatively easily to replace.

(C)	The contracts do not relate to an acquisition or sale of property, plant or equipment in excess of 15% of the Company’s fixed assets; and

(D)	The contracts are not material leases.
Form 10-K for the Fiscal Year Ended December 31, 2008; Form 10-Q for the Fiscal Quarter Ended June 30, 2009; Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 102
2.	We note the remediation plan regarding the material weaknesses in your internal control over financial reporting. Please supplement your disclosure to include specific steps that the company has taken, if any, to remediate the material weaknesses in your disclosure controls and procedures outside of the remediation plan implemented for your internal control over financial reporting.

210 PARK AVENUE, SUITE 2750
OKLAHOMA CITY, OK 73102
MAIN: (405) 600-7704
FAX: (405) 600-7756
WEB: www.qelp.net
NASDAQ:QELP

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
October 9, 2009

Response:
Through June 30, 2009, the remediation plans and actions taken to address material weakness in our disclosure controls and procedures were substantially identical to those relating to our internal control over financial reporting. As such, no separate specific steps had been taken with respect to disclosure controls and procedures. As we continue to address the material weaknesses that we have identified and implement our remediation plans, separate steps will be developed relating to disclosure controls and procedures, which we will disclose accordingly in future filings.
Form 10-Q for the Quarter Ended June 30, 2009
Exhibits 31.1 and 31.2
3.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.
Response:
In future filings, the identification of the certifying individual at the beginning of the certification will be revised so as not to include the individual’s title.
Engineering Comments
Business and Properties, page 8
Appalachian Basin, page 9
4.	We note your statement that QRCP sold to you proved developed reserves estimated at about 33 Bcfe as of May 1, 2008. This appears to be inconsistent with the SFAS 69 reconciliation of reserve changes on page F-66 where the 2008 line item “Purchase of reserves in place” is 87 BCFG. With a view toward possible disclosure, please provide to us a spread sheet presentation of the 2008 changes to your net reserves.
Response:
Attachment 1 to this letter contains the requested spreadsheet presentation of changes in our net reserves.

210 PARK AVENUE, SUITE 2750
OKLAHOMA CITY, OK 73102
MAIN: (405) 600-7704
FAX: (405) 600-7756
WEB: www.qelp.net
NASDAQ:QELP

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
October 9, 2009

In preparing our response, we have determined that the difference noted in your comment is the result of an error in the reserve rollfoward information on page F-64 of our Form 10-K (F-66 of our Form 10-K/A) for the year ended December 31, 2008. We inadvertently reflected 87.1 Bcf as “Purchased reserves in place” instead of 32.9 Bcf which was identified on page 9. This resulted in “Revisions of previous estimates” being incorrect by a similar amount in the opposite direction. The impact of this error is summarized below (impacted amounts in bold):

	As Reported		If Corrected
	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)
Balance, December 31, 2007	210,923,406	36,556	210,923,406	36,556
Purchases of reserves in place	87,082,455	1,548,357	31,588,256	977,169
Extensions, discoveries and other additions	13,897,600	—	13,897,600	—
Sale of reserves	(4,386,200)	—	(4,386,200)	—
Revisions of previous estimates	(123,204,433)	(833,070)	(67,710,234)	(261,882)
Production	(21,328,687)	(69,812)	(21,328,687)	(69,812)

Balance, December 31, 2008	162,984,141	682,031	162,984,141	682,031

     This also results in an error in the table presenting the principal changes in the standardized measure of discounted future net cash flows relating to proven oil and natural gas properties on Page F-66 of our Form 10-K (F-68 of our Form 10-K/A) for the year ended December 31, 2008. The impact of this error is summarized below (impacted amounts in bold):

	As	If
	Reported	Corrected
Present value, beginning of period	$322,538	$322,538
Contributions from Predecessor	—	—
Net changes in prices and production costs	(146,141)	(146,141)
Net changes in future development costs	6,712	6,712
Previously estimated development costs incurred	58,726	58,726
Sales of oil and gas produced, net	(104,447)	(104,447)
Extensions and discoveries	15,695	15,695
Purchases of reserves in — place	108,838	47,647
Sales of reserves in — place	(4,954)	(4,954)
Revisions of previous quantity estimates	(144,785)	(83,595)
Net change in income taxes	—	—
Accretion of discount	42,674	42,674
Timing differences and other	1,201	1,201

Present value, end of period	$156,057	$156,057

     We have considered this error and concluded that it is immaterial. This conclusion is based on several factors, including, but not limited to:
     * There is no impact on proved reserves or standardized measure as of December 31, 2008;
     * The error does not impact our production information, depletion or impairment calculations, or other information presented in our
Form 10-K/A;
     * The correct amount of purchased reserves is disclosed elsewhere in the Form 10-K/A; and
     * We do not believe changing the amounts involved would be considered material by investors or impact their investing decisions.
     We propose to make the corrections noted above prospectively, beginning with our Annual Report on Form 10-K for the year ending December 31, 2009.
210 PARK AVENUE, SUITE 2750
OKLAHOMA CITY, OK 73102
MAIN: (405) 600-7704
FAX: (405) 600-7756
WEB: www.qelp.net
NASDAQ:QELP

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
October 9, 2009

Notes to Consolidated/Carve-Out Financial Statements, page F-10
Oil and Gas Reserve Quantities, page F-63
5.	Footnote (5) for 2008 revisions states, “Lower prices at December 31, 2008 as compared to December 31, 2007 reduced the economic lives of the underlying oil and gas properties and thereby decreased the estimated future reserves.” This negative revision is about 123 BCFG or 58% of the beginning balance of 211 BCFG. Please explain how the 11% decrease in year-end natural gas price for 2008 resulted in this large reduction to your net proved gas reserves.
Response:
     Given the response to comment #4 above, the amount for 2008 revisions has changed to approximately 68 BCFG.
     With that in mind, it is important to note that although we expect the changes in prices and reserve volumes to be relatively consistent in both direction and magnitude, there is not a linear correlation between changes in prices and changes in reserve volumes (i.e., an 11% price change will not necessarily result in an 11% change in reserve volumes).
     The negative revision of approximately 68 Bcf encompasses several different factors including:
•	the impact of a decrease in year-end price on beginning reserves;

•	the impact of a decrease in year-end price on reserves acquired during 2008 — the PetroEdge acquisition occurred in July 2008 when gas prices exceeded $11/Mcf (near the peak of 2008 gas prices). As such, the decrease in price between the date of the PetroEdge acquisition and year-end resulted in a more significant impact on the economic lives/volumes of those properties;

•	revisions in initial estimates of reserves acquired in 2008; and

•	the impact of an increase in expected gathering and compression costs on beginning reserves.

210 PARK AVENUE, SUITE 2750
OKLAHOMA CITY, OK 73102
MAIN: (405) 600-7704
FAX: (405) 600-7756
WEB: www.qelp.net
NASDAQ:QELP

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
October 9, 2009

Broadly speaking, we have estimated the impact of these factors as follows (limited to gas reserves):

Bcf
Impact of decrease in year-end price on beginning reserves	31.1
Impact of decrease in year-end price on reserves acquired during 2008	12.3
Revisions in initial estimate of reserves acquired in 2008	10.9
Impact of increase in expected gathering and compression costs on beginning reserves	13.4

Total	67.7

     After preparing this response, we believe clarification of footnote (5) on page F-65 of our Form 10-K (F-67 of our Form 10-K/A) would be beneficial, and propose to include disclosure (changes underlined) similar to the following in future filings, beginning with the Company’s Form 10-K for the year ending December 31, 2009.
(5)	Lower prices and projected increases in expected gathering costs at December 31, 2008 as compared to December 31, 2007 reduced the economic lives of the underlying oil and gas properties and thereby decreased the estimated future reserves. Additionally, estimated proved reserves acquired from PetroEdge in 2008 decreased approximately 12.3 Bcfe due to the decrease in natural gas prices between the date of the PetroEdge acquisition and December 31, 2008 and approximately 10.9 Bcfe as a result of further technical analysis of the estimated PetroEdge reserves.
6.	Please furnish to us the petroleum engineering reports — in hard copy and digital electronic format — you used as the basis for your year-end 2007 and 2008 proved reserve disclosures. The report should include:
a)	One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)	Separate summary income forecast schedules for proved developed producing, proved developed non-producing and proved undeveloped reserves in the Cherokee Basin and in the Appalachian Basin.
Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

210 PARK AVENUE, SUITE 2750
OKLAHOMA CITY, OK 73102
MAIN: (405) 600-7704
FAX: (405) 600-7756
WEB: www.qelp.net
NASDAQ:QELP

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
October 9, 2009

     Response:
     As requested, we have mailed hard copies of the reports to the address above and we have e-mailed copies of the reports to Mr. Winfrey at winfreyr@sec.gov.
The Company hereby acknowledges the following:
(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or require any additional information with respect to this letter, please contact the undersigned at (405) 815-4304.

Sincerely,
/s/ David J. Klvac
David J. Klvac
Corporate Controller

210 PARK AVENUE, SUITE 2750
OKLAHOMA CITY, OK 73102
MAIN: (405) 600-7704
FAX: (405) 600-7756
WEB: www.qelp.net
NASDAQ:QELP

Attachment 1
Letter to SEC Dated October 9, 2009
Quest Energy Partners, L.P.
Changes in Net Oil & Gas Reserves

	QELP
	Oil - Bbl	Gas - Mcf	Mcfe
Reserves as of 12/31/07	36,556	210,923,406	211,142,742

Purchase of Reserves in Place:
Petroedge	—	—	—
Searight	761,418	—	4,568,508

Extensions and Discoveries	—	13,897,600	13,897,600

Sales of Reserves in Place:
Windsor	—	(4,386,200)	(4,386,200)

Intercompany Sale (transaction eliminates):
QRCP sale of PetroEdge reserves to QELP	215,751	31,588,256	32,882,762

Revisions of Previous Estimates	(261,882)	(67,710,234)	(69,281,526)

2008 Production	(69,812)	(21,328,687)	(21,747,559)

Reserves as of 12/31/08	682,031	162,984,141	167,076,327